Exhibit 99.1

Li Auto Inc. February 2025 Delivery Update

March 1, 2025

BEIJING, China, March 1, 2025 — Li Auto Inc. (“Li Auto” or the “Company”) (Nasdaq: LI; HKEX: 2015), a leader in China’s new energy vehicle market, today announced that it delivered 26,263 vehicles in February 2025, representing a year-over-year increase of 29.7%. As of February 28, 2025, Li Auto’s cumulative deliveries reached 1,190,062.

In February, the Company rolled out OTA update version 7.1 to all users, further enhancing the capabilities of its autonomous driving and smart space systems. The newly upgraded Li AD Max V13 now delivers smoother performance when navigating complex road conditions, while new features, such as Sentry Mode High-Risk Video Remote Preview and Front Passenger Exit Alert, provide a more reassuring user experience. Additionally, Li Auto unveiled the exterior design of its first battery electric SUV, Li i8, in February. The Company remains committed to managing each product with patience, aiming to inspire happiness for users and their families.

As of February 28, 2025, the Company had 500 retail stores in 150 cities, 488 servicing centers and Li Auto-authorized body and paint shops operating in 224 cities. The Company also had 1,874 super charging stations in operation equipped with 10,008 charging stalls in China.

About Li Auto Inc.

Li Auto Inc. is a leader in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric vehicles. Its mission is: Create a Mobile Home, Create Happiness (创造移动的家,创造幸福的家). Through innovations in product, technology, and business model, the Company provides families with safe, convenient, and comfortable products and services. Li Auto is a pioneer in successfully commercializing extended-range electric vehicles in China. While firmly advancing along this technological route, it builds platforms for battery electric vehicles in parallel. The Company leverages technology to create value for users. It concentrates its in-house development efforts on proprietary range extension systems, innovative electric vehicle technologies, and smart vehicle solutions. The Company started volume production in November 2019. Its current model lineup includes Li MEGA, a high-tech flagship family MPV, Li L9, a six-seat flagship family SUV, Li L8, a six-seat premium family SUV, Li L7, a five-seat flagship family SUV, and Li L6, a five-seat premium family SUV. The Company will continue to expand its product lineup to target a broader user base.

For more information, please visit: https://ir.lixiang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “likely to,” “challenges,” and similar statements. Li Auto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Li Auto’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Li Auto’s strategies, future business development, and financial condition and results of operations; Li Auto’s limited operating history; risks associated with extended-range electric vehicles and high-power charging battery electric vehicles; Li Auto’s ability to develop, manufacture, and deliver vehicles of high quality and appeal to customers; Li Auto’s ability to generate positive cash flow and profits; product defects or any other failure of vehicles to perform as expected; Li Auto’s ability to compete successfully; Li Auto’s ability to build its brand and withstand negative publicity; cancellation of orders for Li Auto’s vehicles; Li Auto’s ability to develop new vehicles; and changes in consumer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Li Auto’s filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and Li Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com

Christensen Advisory

Roger Hu

Tel: +86-10-5900-1548

Email: Li@christensencomms.com